Exhibit 99.2

ABSOLUTE SOFTWARE CORPORATION

FINANCIAL STATEMENTS REQUEST FORM

Cusip No. 00386B109

Registered holders and beneficial owners of Absolute Software Corporation (the “Company”) are entitled to elect annually to have their names added to a supplemental mailing list in order to receive a copy of the Company’s interim and annual financial statements and the corresponding management discussion and analysis (“MD&A”) of those statements.

If you wish to receive printed copies of the following financial statements and related MD&A for the Company, please complete this form and return it to:

Attention: Stock Transfer Department

AST Trust Company (Canada)

PO Box 700, Station B

Montreal, QC H3B 3K3

☐	Please send me the quarterly interim financial statements and corresponding quarterly interim MD&A to those statements.

☐	Please send me the annual financial statements and corresponding annual MD&A to those statements.

You will not receive copies of the interim or annual financial statements from the Company if you do not complete and return this form.

Copies of the Company’s previously issued and current annual and interim financial statements and related MD&A are available to shareholders and to the public on the SEDAR website at www.sedar.com.

I confirm that I am a shareholder of the Company.

DATED:_______________________, 2020.

Signature

Name of Registered/Non-Registered Shareholder – Please Print

Address

Postal Code

Fax Number

Name and title of person signing if different from name above.

By providing an E-mail address, you will be deemed to be consenting to the electronic delivery to you at such E-mail address of the above selected financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

E-mail address (optional)

The Company will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.